Exhibit 99.1

Sapiens Partners with CalcFocus to Offer Life Insurers Advanced Illustration Functionality and Rapid Speed to Market

Following this latest announcement and its recent partnerships, Sapiens now offers its life clients an all-inclusive, digitally-rich, end-to-end platform

Holon, Israel – November 2, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has entered into an agreement to partner with CalcFocus, a provider of advanced and rapid illustration functionality that includes straight-through processing.

CalcFocus will be fully integrated into Sapiens ALIS, an industry-leading, core software solution for the life, pension, annuity and medical segments, enabling Sapiens to provide the types of comprehensive solutions that are needed to satisfy evolving legislation and digitally-savvy customers, particularly millennials.

With its advanced illustration functionality, CalcFocus offers enhanced processing speed, needs analysis and financial advice integration, with automated product recommendations that are based on customers’ best interests. Its complex illustrations can quickly run with multiple variables, for both new and inforce business.

Following this latest announcement and Sapiens’ partnerships with Life.io, provider of a digital transformation platform that monitors and analyzes policyholder behavior and encourages a healthier lifestyle via incentives, and Idomoo, provider of personalized video technology for enterprises, Sapiens’ can now offer its life clients an all-inclusive, end-to-end platform. This platform will support the complete lifecycle of a policy, starting with lifetime planning needs analysis; through product selection, illustration and application process; culminating in policy, claims and payout administration.

CalcFocus is Life.io’s preferred integration partner to identify user triggers and suggest carrier product recommendations to Life.io users or agents. This information can be communicated via Life.io or Idomoo. The CalcFocus engine determines the optimal carrier product recommendations based on best fit and supplies customized illustrations for the user.

Additionally, CalcFocus’ illustration engine is expected to extend Sapiens’ capabilities by significantly increasing processing speed, providing needs analysis capabilities and measuring inforce performance against policyholder goals.

“Sapiens’ clients can now provide immediate illustrations to their customers and offer the best possible product, resulting in new sales via mobile devices, tablets and other digital devices,” said Mike McCurley, Sapiens executive vice president, North America. “By empowering our life insurers to deliver new products rapidly through any media, we have made it possible for them to satisfy millennials’ tremendous appetite for digitization.”

“We are pleased that Sapiens chose CalcFocus’ advanced illustration functionality following a thorough evaluation process and our experience working together on a previous project,” said Tom McCahill, co-founder, CalcFocus. “The integration between our organization and Sapiens enables the total policyholder experience to be informed by ‘customer first’ principles, with processing that understands the purpose behind the sale and strives to keep policyholder goals on track.”

About CalcFocus

CalcFocus was founded in 2013 by a group of insurance technology veterans in response to seismic changes in the life and annuity industry landscape. With unrivaled insurance knowledge and cutting-edge technology, CalcFocus employs sophisticated future projection algorithms to illustrate and recommend best-fit product and financial investment allocations, serving the insurance agent, financial adviser, and direct-to-customer channels. The CalcFocus platform was designed with a pragmatic approach to configurability and a dogmatic approach to quality. Learn more at www.calcfocus.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com